Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281034

(To Prospectus dated August 6, 2024)

Up to 187,500,000 Ordinary Shares Representing 37,500,000 American Depositary Shares

SaverOne 2014 Ltd.

This prospectus supplement updates, amends and supplements the prospectus dated August 6, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-281034). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on August 27, 2024, set forth below.

As set forth in the Report on Form 6-K, the SaverOne issued and released its unaudited interim condensed financial statements as of June 30, 2024, as well as its operating and financial review as of June 30, 2024.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares are listed on the Tel Aviv Stock Exchange Ltd., or the TASE, under the symbol “SVRE.” The last reported sale price of our ordinary shares on the TASE on August 26, 2024 was NIS 0.219, or $0.06, per share (based on the exchange rate reported by the Bank of Israel on that date, which was NIS 3.666 = $1.00).

Our American Depositary Shares, or ADSs, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SVRE. The last reported sale price of our ADSs on Nasdaq on August 26, 2024 was $0.235 per ADS. Each ADS represents five of our ordinary shares, par value NIS 0.01 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 27, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The interim financial statements attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On August 27, 2024, SaverOne 2014 Ltd. (the “Company”) announced its unaudited financial results for the 6-month period ended June 30, 2024. The Company’s Operating and Financial Review and Results of Operations for the six months ended June 30, 2024 and 2023 are attached hereto as Exhibit 99.1; the Company’s unaudited interim condensed financial statements unaudited for the six months ended June 30, 2024 and 2023 are attached hereto as Exhibit 99.2. On August 27, 2024, the Company issued a press release entitled “SaverOne Reports First Half 2024 Results” furnished herewith as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects as of June 30, 2024
99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2024
99.3	Press release titled: “SaverOne Reports First Half 2024 Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 27, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with unaudited consolidated financial statements and the related notes for the six-month periods ended June 30, 2024 and 2023 included elsewhere in this Report on Form 6-K and our the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 included in our annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024, and subsequent reports filed with the SEC by the Company. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.759 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2024.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements are only predictions based upon our current expectations and projections about future events.

Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Such forward-looking statements include statements regarding, among other things:

●	our planned level of revenues and capital expenditures

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas.

The preceding list is not intended to be an exhaustive list of any forward-looking statements. A description of these and other risks and uncertainties that could affect our business may be found in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2023 Annual Report, in a registration statement on Form F-1 (File No. 333-281034) we filed on July 26, 2024, which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 6, 2024 (the “F-1 Registration Statement”) and in other reports filed with the SEC subsequent to the 2023 Annual Report.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we disclaim any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events, changed circumstances or any other reason.

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Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of August 26, 2024, about 4,800 systems have been ordered (which includes about 950 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 3,850 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 3,750 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during the last quarter in 2024. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

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Risks Related to Our Financial Conditions

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from the sale of Saverone systems. We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of NIS 33.8 million (approximately $9.3 million), NIS 25 million (approximately $7.1 million) and NIS 26.5 million (approximately $7.5 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of NIS 135.6 million (approximately $37.4 million). As of June 30, 2024, we had an accumulated deficit of NIS 151,894 and it had a comprehensive loss of NIS 16,284 for the period of six months ended June 30, 2024.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. While we plan to finance its operations through sale of equity (including using SEPA as described in the Prospectus) and through increasing our revenues from product sales; however, there can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet our current obligations and to achieve its business targets.

Those conditions raise substantial doubt about the Company’s ability to continue its business operations in accordance with the Company’s plans. The unaudited financial statements for the six months ended June 30, 2024 do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain sufficient funds, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Recent Developments

SEPA

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville from time to time up to $10,000 thousand (the “Commitment Amount”) of the Company’s American Depository Shares (“ADS”), during 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs (VWAP” means, for any trading day, the daily volume weighted average price of our ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.).

Upon the execution of the SEPA, Yorkville, advanced to the Company $2,000 thousand (approximately NIS 7,170 thousand) of the Commitment Amount (the “Promissory Note”). The Promissory Note was issued with a 3% original issue discount, to be repaid in 10 monthly installments beginning on the 60th day following the date of the Promissory Note’s execution either in cash or the proceeds of an advance, with a maturity date of 12 months from the date of the issuance, and bearing an annual 8% interest rate.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand (approximately NIS 3,708 before issuance costs of approximately NIS 111) of the Commitment Amount, which is evidenced by the Second Promissory Note. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the execution date of the Second Promissory Note. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

On March 25, 2024, the Company entered into a second amendment to the SEPA under which the Commitment Amount was increased from original amount of $10,000 thousand to an updated amount of $15,000 thousand.

On May 8, 2024 the parties agreed that the Maturity Date in respect of the Second Promissory Note shall be extended to July 8, 2024.

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SEPA II

On July 16, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA II”) with Yorkville. Pursuant to the SEPA II, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from the date of the SEPA until July 16, 2027, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). Without Yorkville’s consent, the Company does not have the right to require Yorkville to subscribe for any ADSs if a balance remains outstanding under the promissory notes issued to Yorkville, unless an Amortization Event (as defined in SEPA II) has occurred and the proceeds of any Advance is applied towards repayment of a balance under those promissory notes.

Yorkville agreed to advance to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The first Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 26, 2024, the date of filing of the F-1 Registration Statement, and the third Pre-Paid Advance in a principal amount of $1,000,000 was advanced on August 8, 2024, on the second trading day after the effectiveness of the initial Registration Statement. Each Pre-Paid Advance was subject to a 3% discount of the principal amount of the Pre-Paid Advance.

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes (such amount, the “Conversion Amount”) into ADSs at the Conversion Price. The number of ADSs issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the lower of (i) $0.5284 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination (the “Conversion Price”), but not lower than $0.0868 per ADS Share (the “Floor Price”). The Conversion Price may be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

The SEPA II does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares if those Ordinary Shares, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA II, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

The Company has the option to redeem a portion or all amounts outstanding under the Promissory Notes, provided that the Company provides Yorkville with prior written notice of its desire to do so. Each redemption will be irrevocable. In addition to the amount of the outstanding principal and all accrued and unpaid interest on such principal amount, the Company has to pay a 10% premium.

We have the right to terminate SEPA II effective upon five (5) trading days’ prior written notice to Yorkville; provided that (i) there are no outstanding Advance Notices under which Shares have yet to be issued, (ii) there is not an outstanding Promissory Note, and (iii) the Company has paid all amounts owed to Yorkville pursuant to SEPA II. In addition, SEPA II may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Unless terminated earlier, SEPA II will terminate automatically on the earliest to occur of: (i)  the 36-month anniversary of the Effective Date, provided that if the Promissory Note is then outstanding, such termination shall be delayed until such date that the Promissory Note that was outstanding has been repaid, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for ADSs equal to the Commitment Amount.

On July 26, 2024, we filed the F-1 Registration Statement, registering for resale by Yorkville 187,500,000 Ordinary Shares representing 37,500,000 ADSs that we have issued or may issue to Yorkville from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the SEPA, through sales under the SEPA. On August 6, 2024, the SEC declared the F-1 Registration Statement effective. Following effectiveness of such Registration Statement, we and Yorkville intend to utilize SEPA II as the ongoing funding mechanism in lieu of SEPA I.

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Components of Operating Results

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Comparison of Interim Financial Results for the six months ended June 30, 2024 and 2023

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2023
	NIS thousands	NIS thousands
Revenues	483	1,475
Cost of revenues	(398)	(1,008)
Gross Profit	85	467

Operating expenses:
Research and development expenses, net	(8,897)	(12,188)
Selling and marketing expenses	(2,406)	(1,449)
General and administrative expenses	(4,460)	(4,468)
Loss from operations	(15,678)	(17,638)
Finance expense	(1,242)	(800)
Finance income	636	685
Finance income (expense), net	(606)	(115)
Net loss	(16,284)	(17,753)

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system.

Our revenue in the six months ended June 30, 2024 decreased to NIS 483 thousand (~$129 thousand) from NIS 1.5 million (~$395 thousand) for the same period in 2023. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Our cost of revenues decreased from NIS 1 million (~$266 thousand) in the six months ended June 30, 2023 to NIS 398 thousand (~$106 thousand) in the same period of 2024. This decrease was mainly the result of a decrease in the number of installations made in 2024.

Operating Expenses

We reduced our operating expenses to NIS 15.8 million ($4.2 million) in the six months ended June 30, 2024, compared to NIS 18.1 million ($4.9 million) in the first half of 2023.

Research and Development Expenses (R&D)

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne system which is still in development. Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

Our research and development expenses in the six months ended June 30, 2024 were NIS 8.9 million (~$2.4 million) compared to NIS 12.2 million (~$3.3 million) in the first half of 2023. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses in 2023 and the first half of 2024 consisted primarily of our sales department costs. In the six months ended June 30, 2024, our selling and marketing expenses were NIS 2.4 million (~$640 thousand), compared to NIS 1.4 million (~$385 thousand) for the same period in 2023. The increase is attributable mainly to higher marketing expenses in light of the efforts of achieving a footprint in the global markets.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

General and administrative expenses in the six months ended June 30, 2024 were NIS 4.5 million (~$1.2 million), the same amount of general and administrative expenses the Company had in the first half of 2023.

Net Loss and Operating Loss

As a result of the foregoing, our net loss was reduced from NIS 17.8 million (~$4.8 million) in the six months ended June 30, 2023 to NIS 16.3 million (~$4.4 million) in the six months ended June 30, 2024; and our operating loss decreased from NIS 17.6 million (~$4.7 million) in the first half of 2023 to NIS 15.7 million (~$4.2 million) in the first half of 2024, primarily as a result of efforts taken by the company to reduce expenses and ongoing cash burn.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2023 and 2022, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2023 and 2022. The material weakness related to lack of sufficient internal accounting personnel, insufficient segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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We expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report for the year ended December 31, 2023.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2 to our financial statements for the six months ended June 30, 2024. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to our annual financial statements for the year ended December 31, 2023 included in elsewhere in our Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

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Liquidity and Capital Resources

As of June 30, 2024, we had cash on hand and cash equivalents and short-term bank deposits in the amount of NIS 11.3 million (~$3.0 million), compared to NIS 14.7 million in the same period of 2023, and compared to NIS 17.1 million (~$4.8 million) as of December 31, 2023.

The table below shows a summary of our cashflows for the periods indicated:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	NIS thousands
Net cash used in operating activities	(16,315)	(17,967)
Net cash provided by (used in) investing activities	(15)	6,185
Net cash provided by financing activities	10,412	7,124
Net increase (decrease) in cash and cash equivalents	(5,918)	(4,658)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 1,652 thousand (~ $439 thousand), or 9%, to NIS 16,315 thousand (~ $4,340 thousand) for the six months ended June 30, 2024 compared to approximately NIS 17,967 thousand (~ $4,779 thousand) for the six months ended June 30, 2023. This decrease was mainly attributable to lower net loss, as a result from the Company’s efforts to reduce operational expenses.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2024 was NIS 15 thousand (~ $4 thousand), compared to net cash provided by investing activities for the six months ended June 30, 2023 totaled NIS 6,185 thousand (~ $1,645 thousand). This change was mainly due to higher cash allocation to investments in bank deposits in the corresponding period last year.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2024 was NIS 10,412 thousand (~ $2,770 thousand), compared to net cash provided by financing activities for the six months ended June 30, 2023 totaled NIS 7,124 thousand (~$1,895). This increase was mainly due to higher funds raised in the current period compared to the corresponding period last year.

9

Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

i

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	11,302	14,773	17,112
Short-term bank deposits	-	3,805	-
Trade receivables, net	1,290	1,860	1,054
Other current assets	1,247	921	1,509
Inventory	5,760	3,451	4,534
Total current assets	19,599	24,810	24,209

Non-current assets
Trade receivables, net	871	-	1,051
Property and equipment, net	211	252	248
Restricted deposits	216	206	211
Right of use asset, net	1,142	354	1,271
Total non-current assets	2,440	812	2,781

Total assets	22,039	25,622	26,990

Current liabilities
Promissory note, net	3,912	7,097	7,139
Current maturities of leasing liabilities	469	429	352
Trade payables	3,695	2,896	4,303
Other current liabilities	2,037	2,456	2,042
Derivative warrants liability	57	1,819	274
Liability in respect of government grants	650	401	694
Total current liabilities	10,820	15,098	14,804

Non-current liabilities
Liability in respect of government grants	801	970	634
Leasing liability, net current	796	-	980
Total non-current liabilities	1,597	970	1,614

Shareholders’ equity
Share capital and premium	150,353	118,559	135,243
Capital reserve in respect of share-based payment	11,163	10,523	10,939
Accumulated deficit	(151,894)	(119,528)	(135,610)
Total shareholders’ equity	9,622	9,554	10,572

Total liabilities and shareholders’ equity	22,039	25,622	26,990

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues	483	1,475	2,720
Cost of revenues	(398)	(1,008)	(1,968)
Gross profit	85	467	752

Research and development expenses, net	(8,897)	(12,188)	(22,861)
Selling and marketing expenses	(2,406)	(1,449)	(3,787)
General and administrative expenses	(4,460)	(4,468)	(8,327)
Operating loss	(15,678)	(17,638)	(34,223)

Financing expenses	(1,242)	(800)	(1,219)
Financing income	636	685	1,607
Financing income (expenses), net	(606)	(115)	388

Loss for the period	(16,284)	(17,753)	(33,835)
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)

Basic and diluted loss per share	(0.21)	(0.64)	(1.08)
Weighted average of number of shares used to calculate the basic and diluted loss per share	79,171,297	27,839,012	31,380,359

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2024

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2024 (audited)	135,243	10,939	(135,610)	10,572
Share-based payment	-	388	-	388
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	6,812	-	-	6,812
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,912	-	-	3,912
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	164	(164)	-	-
Comprehensive loss for the period	-	-	(16,284)	(16,284)
Balance as of June 30, 2024 (unaudited)	150,353	11,163	(151,894)	9,622

For the six-month period ended June 30, 2023

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023 (audited)	118,284	10,045	(101,775)	26,554
Share-based payment	-	478	-	478
Net amount allocated to ADS issued as Commitment Shares in transaction of equity line	87	-	-	87
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	188	-	-	188
Comprehensive loss for the period	-	-	(17,753)	(17,753)
Balance as of June 30, 2023 (unaudited)	118,559	10,523	(119,528)	9,554

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the year ended December 31, 2023

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023 (audited)	118,284	10,045	(101,775)	26,554
Share-based payment	-	978	-	978
Net proceeds allocated to ADSs issued as Commitment Shares in transaction of equity line	87	-	-	87
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	9,670	-	-	9,670
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,433	-	-	3,433
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	3,685	-	-	3,685
Exercise of restricted share units into ordinary shares	84	(84)	-	-
Comprehensive loss for the year	-	-	(33,835)	(33,835)
Balance as of December 31, 2023 (audited)	135,243	10,939	(135,610)	10,572

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Cash flow from operating activity
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)
Adjustments required to present cash flows from operating activities (Appendix A)	(31)	(214)	(1,185)
Net cash used in operating activities	(16,315)	(17,967)	(35,020)

Cash flows from investment activity
Change in restricted deposits	(5)	(5)	-
Changes in short-term deposits	-	6,265	10,070
Purchase of property and equipment	(10)	(75)	(128)
Net cash provided by (used in) investment activity	(15)	6,185	9,942

Cash flows from financing activity
Net proceeds received from issuance of unit includes put options, promissory note and ADS as Commitment Shares in transaction of equity line granted	-	7,170	7,170
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	6,307	188	9,259
Repayment of first promissory note (principal and interest)	-	-	(754)
Net proceeds received from issuance of second promissory note	-	-	3,597
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	3,685
Repayment of principal in respect of lease liability	(117)	(234)	(467)
Net cash provided by financing activity	10,412	7,124	22,490

Change in balance of cash and cash equivalents	(5,918)	(4,658)	(2,588)

Exchange differences on cash and cash equivalents	108	191	460

Balance of cash and cash equivalents, beginning of period	17,112	19,240	19,240

Balance of cash and cash equivalents, end of period	11,302	14,773	17,112

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited

Appendix A – Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation	47	41	98
Amortization of right for use asset	129	213	425
Interest expenses related to leasing liabilities	50	15	22
Share-based payment	388	478	978
Revaluation of derivative warrant liability	(217)	668	(877)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	494	14	526
Finance expenses incurred from partial exercise of Commitment Amount under equity line	696	-	531
Exchange differences on cash and cash equivalent	(108)	(191)	(470)
Changes in liability in respect of government grants	123	117	74
	1,602	1,355	1,307

Changes in asset and liability items
Decrease (increase) in other current assets	262	95	(493)
Increase in trade receivables	(56)	(763)	(1,008)
Increase in inventory	(1,226)	(1,425)	(2,508)
Increase (decrease) in trade payables	(608)	940	2,347
Increase in other current liabilities	(5)	(416)	(830)
	(1,633)	(1,569)	(2,492)

	(31)	(214)	(1,185)

Appendix B – Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	-	-	1,129
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,721	-	3,313

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving (the “Saverone System”).

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from selling of Saverone systems. From the Inception Date and through June 30, 2024, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2024, the Company has an accumulated deficit of NIS 151,894 and it had a comprehensive loss of NIS 16,284 for the period of six months ended June 30, 2024.

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right to sell to Yorkville from time to time up to $10,000 thousand (the “Commitment Amount”) of the Company’s American Depository Shares (“ADS”), during a limited period of 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs (as defined in the SEPA) during a three consecutive trading day period upon delivery of a notice to Yorkville. Upon execution of the SEPA, Yorkville advanced to the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note which accrues annual interest at a rate of 8% and will be mature on the 12-months anniversary of execution based on payments schedule either in cash or by issuance of advance shares.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand of the Commitment Amount in the form of a promissory note equal to $1,000 thousand (the “Second Promissory Note”) with substantially the same terms as the First Promissory Note. Based on amendment from May 8, 2024 ,the second Promissory Note was scheduled to be repaid in 5 equal monthly installments beginning July 8, 2024.

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering 1,667,667 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685), at an offering price of $0.60 per ADS.

In March 2024, the Company entered into second amendment to the SEPA, which is unconditional committed arrangement to raise additional capital, under which the Commitment Amount was increased to $15,000 thousand.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 2,511,111 ADSs for total gross proceeds of $1,130 thousand (approximately NIS 4,222), at an offering price of $0.45 per ADS.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General (Cont.)

B.	The Company’s business position (cont.)

During the six months ended on June 30, 2024, the Company sold 3,475,000 advance shares representing 17,375,000 ordinary shares to Yorkville for a total of $2,745 (approximately NIS 10,724 thousand) out of the Commitment Amount under SEPA, of which NIS 6,812 through partial exercise of commitment amount under equity line and NIS 3,912 as partial repayment of Promissory Note.

In addition as described in Note 8, on July 16, 2024 the Company entered into a new Standby Equity Purchase Agreement (the “SEPA”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the SEPA. Under the SEPA, Yorkville shall advance to the Company a principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The Pre-Paid Advance were subject to certain terms including the filing of F-1 Registration Statement and effectiveness of the F-1 Registration Statement which was declared effective by the SEC on August 6, 2024. See Notes 3 and 8 below.

The Company plans to finance its operations through sale of equity (including using SEPA as described above) and through increasing its revenues from product sales. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	The impact of Iron Sword War

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”), which is an exceptional event with security and economic implications, the scope and outcome of which cannot be predicted. Following the War, the State of Israel is taking significant steps to maintain the security of Israeli residents, which has had a significant impact on economic and business activity in the country.

The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the interim financial statements’ approval date, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed interim financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included elsewhere in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the Securities and Exchange Commission (“SEC”) on March 25, 2024. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements in accordance with IFRS for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or for any future period.

B.	Material accounting policies

The Interim Financial Statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended 31 December 2023.

C.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

D.	New Standards adopted at 1 January 2024

Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the amendments clarify that the conversion option of a liability will affect its classification as current or non-current, unless when the conversion option is recognized as equity.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

D.	New Standards adopted at 1 January 2024 (cont.)

Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (cont.)

The amendments are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The amendments are applicable retroactively, including an amendment to comparative data.

The implementation of the amendments did not have a material impact on the classification of liabilities in the statements of the Company’s financial position.

There are no other accounting pronouncements which have become effective from 1 January 2024 that have a significant impact on the Company’s interim condensed consolidated financial statements.

E.	New Standards adopted not yet effective

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On 9 April 2024 the International Accounting Standards Board (IASB) published IFRS 18.

IFRS 18, replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

●	IFRS 18 will change the structure of the profit or loss report and will include three new defined categories: operating, investment and financing and will add two new interim summaries: operating profit and profit before financing and income taxes.

●	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

●	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

●	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after 1 January 2027. Early application of IFRS 18 is permitted.

The company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note

As further described in Note 13C4 to the Company’s annual financial statements for the year ended December 31, 2023 on June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement” or “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADS, each ADS representing five of the Company’s ordinary shares, NIS 0.01 par value.

Upon the execution of the Purchase Agreement, Yorkville, advanced to the Company $2,000 thousand (approximately NIS 7,170) of the Commitment Amount (the “Promissory Note”). The Promissory Note will mature on the 12-months anniversary of execution. The Promissory Note also accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 10 monthly installments beginning on the 60th day following the date of the Promissory Note’s execution either in cash or by submitting an advance shares.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand (approximately NIS 3,708 before issuance costs of approximately NIS 111) of the Commitment Amount, which is evidenced by the Second Promissory Note. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the execution date of the Second Promissory Note. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

On March 25, 2024, the Company entered into a second amendment to the SEPA under which the Commitment Amount was increased from original amount of $10,000 thousand to an updated amount of $15,000 thousand.

On May 8, 2024 the parties agreed that the Maturity Date in respect of the Second Promissory Note shall be extended to July 8, 2024.

See note 8 regarding a new SEPA with Yorkville.

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the six-month period ended June 30, 2024:

Six months period ended June 30,
2024
Unaudited
Opening balance	7,139
Repayment of First Promissory Note and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(3,721)
Recognition of discount, interest and exchange differences expenses	494
Income from exchange differences	-
Closing balance	3,912

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (Cont.)

During the period commencing on January 1, 2024 through June 30, 2024 , the Company sold 3,475,000 Advance Shares (represented by 17,375,000 ordinary shares) to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $2,745 thousand (approximately NIS 10,724). As part of the above, an amount of $1,026 thousand (approximately NIS 3,912) was accounted for represent a partial repayment of principal and accrued interest related to the first promissory note, and an amount of $ 1,719 (approximately NIS 6,812) represent a practical exercise of commitment amount under equity line.

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited

Ordinary shares, par value NIS 0.01 each	1,000,000,000	99,739,786	1,000,000,000	69,579,231

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

Six months period ended June 30, 2024
Unaudited

Balance as of January 1, 2024	69,579,231
Issuance of Advance Shares resulted from partial exercise of Commitment Amount (see Note 3 above)	17,375,000
Issuance of shares as part of shelf prospectus through public offering transaction	12,555,555
Exercise of restricted share units into ordinary shares	180,000
Issuance of ordinary shares for service provider	50,000
Balance as of June 30, 2024	99,739,786

Note 5 - Options grant

During the six-month period ended June 30, 2024, the Company’s Board of Directors approved an allotment of 107,000 options exercisable into shares of the Company, to several grantees. Each option is exercisable into one ordinary share of the Company par value NIS 0.01, over a vesting terms as determined by the Company’s Board of Directors, against a cash exercise price of NIS 0.837 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 89 which will be carried to profit and loss over the vesting period.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 6 - Loss per share

Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2024 and 2023, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 19,723,878 and 18,997,479, respectively.

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(16,284)	(17,753)	(33,835)

	Number of shares Six months period ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Weighted number of shares used in computing basic and diluted loss per share	79,171,297	27,839,012	31,380,359

Note 7 - Financial risk factors

A.	General

The Company’s activities expose it to a variety of financial risks , market risks, credit risks and liquidity risks. During each period, the Company assesses the financial risks and makes decisions regarding them accordingly.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2023.

There have been no changes in the risk management policies since the year-end.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Financial risk factors (Cont.)

B.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

Note 8 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued (August 15, 2024). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	New Standby Equity Purchase Agreement (“New SEPA”)

On July 16, 2024 (the “Effective Date”), the Company a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville.

Pursuant to the New SEPA, subject to certain terms and conditions set forth in the agreement, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs”, each representing 5 ordinary shares of the Company, par value NIS 0.01 per share for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the New SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company will not have the right to require Yorkville to subscribe for any ADSs under the New SEPA if a balance remains outstanding under a Promissory Note without Yorkville’s consent, unless an Amortization Event (as defined in the agreement) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note.

Under the New SEPA, Yorkville advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The Pre-Paid Advance is subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount does not reduce the principal amount of each Promissory Note.

The first Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000,000 was subject to filing of F-1 Registration Statement, the second Pre-Paid Advance in a principal amount of $1,000,000 and was advanced on July 26, 2024. The third Pre-Paid Advance in a principal amount of $1,000,000 was subject to the effectiveness of the F-1 Registration Statement, which effectiveness was declared on August 6, 2024.

Note 8 - Subsequent Events (Cont.)

A.	New Standby Equity Purchase Agreement (“New SEPA”) (cont.)

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes to, but excluding, the conversion date (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined in the agreement). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.5284 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than $0.0868 per ADS Share. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

On August 6, 2024, the SEC declared the F-1 Registration Statement effective and the third Pre-Paid Advance in a principal amount of $1,000,000 was advanced on August 8, 2024, on the second trading day after the effectiveness of the initial Registration Statement. Following effectiveness of Yorkville and the Company intend to utilize the New SEPA as the ongoing funding mechanism in lieu of previous SEPA.

B.	Micronet deal

On August 26, 2024, the Company completed an asset purchase agreement for the Generation-3 camera products and intellectual property (IP) of Micronet Ltd. (hereinafter - “Micronet”), an Israeli public company which is a developer of advanced telematics systems, cameras, and Driver Monitoring Systems (DMS).  Under the terms of the agreement, the Comapny will acquire the intellectual property and inventory related to Micronet’s Generation 3 camera at no upfront cost. The acquisition is structured as an earn-out agreement, with future royalty payments to Micronet contingent upon the sale of products incorporating the acquired camera technology, if any.

15

Exhibit 99.3

SaverOne Reports First Half 2024 Results

Petah Tikvah, Israel, August 27, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the first half ended June 30, 2024 and shared recent business updates.

Recent Highlights

●	Significant reduction in first half operating expenses of NIS 2.3 million ($612 thousand), reducing operating loss and cash burn;

●	4,800 systems have been ordered by customers as of August 26, 2024, of which approximately 3,750 have been installed;

●	OEM Agreement Signed with Volvo Group to install SaverOne Systems during the manufacturing process in Volvo Buses in Mexico;

●	OEM Agreement Signed with IVECO to develop a software-as-a-service solution to prevent driver distraction from cellphone use, with first IVECO vehicles with integrated SaverOne software solution expected to be delivered in early 2025;

●	Announced spinoff to advance development on the VRU Sensor Solution with estimated annual market potential of $1.5 billion by 2035;

●	Purchase order from IVECO for a proof-of-concept (POC) for the VRU sensor for their Advanced Driver-Assistance System (ADAS);

●	Launched a number of pilot projects for fleets in the United States, Latin America and Europe.

Financial Highlights

●	Revenues of NIS 483 thousand (~$129 thousand) in the first half of 2024 versus NIS 1.5 million (~$395 thousand) in the first half of 2023;

●	Operating expenses reduced to NIS 15.8 million ($4.2 million) in the first half of 2024 versus NIS 18.1 million ($4.9 million) in the first half of 2023;

●	Net loss reduced to NIS 16.3 million (~$4.4 million) in the first half of 2024 versus NIS 17.8 million in the first half of 2023 (~$4.8 million);

●	June 30, 2024 cash and cash equivalents of NIS 11.3 million (~$3.0 million).

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “2024 has been challenging for SaverOne due to longer sales cycles in our home market of Israel. On the positive side, we are witnessing a broadening of our activities internationally through our partners, OEMs and new regional distributors. We are working to expand our global footprint with key existing customers by penetrating their international subsidiaries. We have also initiated new pilot projects in the United States, Europe and Latin America and have also secured initial commercial orders. International expansion requires significant effort, and in 2024, we have made substantial progress in establishing SaverOne as a global business. We remain optimistic and expect a renewed growth trend in the coming months.”

Continued Mr. Gilboa, “During the quarter, we announced our plans for a spinoff company focused on advancing our VRU (Vulnerable Road User) sensor solution, which represents a significant opportunity for us. This decision was based on a comprehensive analysis by a world leading consultancy firm, which estimated the addressable annual market potential for our VRU product at $1.5 billion by 2035. Additionally, we received a new purchase order for a proof-of-concept (POC) from IVECO to integrate our VRU sensor into their Advanced Driver Assistance System (ADAS), further enhancing vehicle safety. We believe that our VRU presents significant value for SaverOne long-term.”

Recent Developments in the First Half of 2024

●	SaverOne to Install its System Across Entire Strauss Group Fleet. Strauss Group is one of the largest food manufacturers in Israel with a fleet of over 80 food delivery trucks. The new order covering the entire Strauss delivery fleet, follows a successful trial on 17 Strauss trucks, in which Strauss’ management noted a statistically significant reduction in accident rates in the trucks that had the SaverOne system installed.

●	SaverOne Signed Contract to Install its Systems on 300 Buses of Leading Israeli Transportation Company Bon Tour. Bon Tour is one of the leading private transit companies in Israel, operating hundreds of buses and providing transportation solutions and travel services to some of the largest companies in the country.

●	Leading Israeli Transportation Company Egged Tours Selects SaverOne’s Driver Distraction Solution System for a contract to install 300 SaverOne Systems on all of its buses. Egged Tours, operating the largest tour bus fleet in Israel, is a subsidiary of Egged Transportation, Israel’s largest bus company, with over 3,000 buses operating nationally with a vast network of urban and intercity routes.

●	SaverOne Granted New US Patent Strengthening its IP portfolio Supporting its Transportation Safety Solution. This marks SaverOne’s 23rd patent and describes SaverOne’s advanced algorithms and its selective blocking mechanism to prevent the driver from accessing distracting phone functionalities while the vehicle is in motion.

●	SaverOne Launches New Pilot Project in the United States with Motor Supply, Inc., a trucking company based in Columbia, South Carolina. SaverOne’s System was installed on a portion of Motor Supply’s fleet of sixteen trucks. The pilot is expected to run over a period of 12 months and, if successful, could potentially expand to the rest of the fleet and any future trucks that Motor Supply may operate.

●	GB Tours to Expand its Installation of the SaverOne System Across its Full Fleet of Public Transportation and Tour Buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order for 77 buses follows the conclusion of a successful pilot of the SaverOne System on 20 of GB Tours’ buses.

●	OEM Agreement Signed to Install the SaverOne Safety Solution in Volvo Buses in Mexico. SaverOne’s Safety Solution will be installed in new Volvo buses that are manufactured for the Mexican market. The agreement provides Volvo with two years of exclusivity in the OEM market in Mexico. SaverOne will also provide twelve months of service and support for Volvo bus customers. After that period, Volvo bus customers will continue to receive SaverOne’s comprehensive service package for an on-going monthly fee.

2

●	SaverOne Signs Milestone OEM Agreement with IVECO to develop a solution to prevent driver distraction from cellphone use. The first IVECO vehicles with the integrated SaverOne software solution are expected to be delivered this year. IVECO and SaverOne will also collaborate within their service centers to offer comprehensive support for drivers that use this technology. SaverOne’s solution will be provided to IVECO’s customers under a software-as-a-service model.

●	SaverOne Expands its Collaboration with IVECO with its Vulnerable Road User Solution. Receives New Purchase Order for a vulnerable road user (VRU) proof-of-concept (POC). The POC will present SaverOne’s radio frequency (RF)-based solution that could be integrated in the vehicle Advanced Driver Assistance System (ADAS) to enhance vehicle safety. This solution is expected to be installed in one of IVECO’s vehicles in Europe in early 2025.

●	SaverOne Granted New European Patent encompassing SaverOne’s innovative system and groundbreaking methods that employ machine learning and channel fingerprinting techniques.

●	SaverOne: External Analysis Projects Annual $1.5 Billion Market Potential by 2035 for its RF-ADAS Technology. Announced spinoff company dedicated to advancing VRU sensor solution following the conclusion of a comprehensive project completed by a leading global consultancy firm which analyzed the addressable market potential, as well as the initial interest from OEMs. The consultancy firm’s analysis projects a market potential annually of $1.5 billion by 2035.

●	Global Food Manufacturer Expands Installation of SaverOne Protection System. Follow-on order for 50 SaverOne Systems by the Israeli subsidiary of a leading global food manufacturer, for installation in their employee vehicles. This new order follows several successful trial phases and a prior order in November 2022, during which 80 employee vehicles in Israel were equipped with the SaverOne system.

●	Global Food Manufacturer Adopts SaverOne System for Supply Chain Truck Protection. Following the successful completion of a pilot of SaverOne Systems’ on the customer’s trucks, an integral part of their supply chain in Israel, the customer ordered 46 SaverOne Systems. The customer is the Israeli subsidiary of one of the world’s top food manufacturers.

●	Egged Tours Broaden Installation of SaverOne System Across its Entire Bus Fleet. The follow-on project will install the SaverOne system on an additional 60 buses and cover Egged Tours’ entire fleet at its central hub of 130 vehicles. Egged Tours is a subsidiary of Egged Transportation, Israel’s largest public bus fleet with over 3,000 buses, representing significant broader sales potential for SaverOne.

3

Financial Summary for the First Half of 2024

Revenues was NIS 483 thousand (~$129 thousand) in the first half of 2024 compared to NIS 1.5 million (~$395 thousand) for the first half of 2023. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Gross profit was NIS 85 thousand (~$23 thousand), representing gross margin of 18% in the first half of 2024 compared to NIS 467 thousand (~$124 thousand), representing gross margin of 32%, in the first half of 2023.

Research and development expenses, net were NIS 8.9 million (~$2.4 million) in the first half of 2024 compared to NIS 12.2 million (~$3.3 million) in the first half of 2023. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and marketing expenses were NIS 2.4 million (~$640 thousand) in the first half of 2024 compared to NIS 1.4 million (~$385 thousand) in the first half of 2023. The increase is attributable mainly to higher marketing expenses in light of the Company’s efforts in expanding the business to international markets.

General and administrative expenses were NIS 4.5 million (~$1.2 million) in the first half of 2024, compared to NIS 4.5 million (~$1.2 million) in the first half of 2023.

Operating loss was NIS 15.7 million (~$4.2 million) in the first half of 2024, reduced in comparison to NIS 17.6 million (~$4.7 million) in the first half of 2023, primarily as a result of efforts taken by the company to reduce expenses and ongoing cash burn.

Net loss in the first half of 2024 was NIS 16.3 million (~$4.4 million), reduced in comparison to NIS 17.8 million (~$4.8 million) for the first half of 2023.

Cash and cash equivalents and short-term bank deposits as of June 30, 2024, amounted to NIS 11.3 million (~$3.0 million), compared with NIS 17.1 million (~$4.8 million) as of December 31, 2023. In July 2024, the Company secured an equity line amounting to $15 million.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

*	Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.759 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2024.

4

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution enables the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

5

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; market acceptance of SaverOne’s protection solutions; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets including expanding our global footprint with key existing customers by penetrating their international subsidiaries; our expectation regarding renewed growth trend; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

6

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	11,302	14,773	17,112
Short-term bank deposits	-	3,805	-
Trade receivables, net	1,290	1,860	1,054
Other current assets	1,247	921	1,509
Inventory	5,760	3,451	4,534
Total current assets	19,599	24,810	24,209

Non-current assets
Trade receivables, net	871	-	1,051
Property and equipment, net	211	252	248
Restricted deposits	216	206	211
Right of use asset, net	1,142	354	1,271
Total non-current assets	2,440	812	2,781

Total assets	22,039	25,622	26,990

Current liabilities
Promissory note, net	3,912	7,097	7,139
Current maturities of leasing liabilities	469	429	352
Trade payables	3,695	2,896	4,303
Other current liabilities	2,037	2,456	2,042
Derivative warrants liability	57	1,819	274
Liability in respect of government grants	650	401	694
Total current liabilities	10,820	15,098	14,804

Non-current liabilities
Liability in respect of government grants	801	970	634
Leasing liability, net current	796	-	980
Total non-current liabilities	1,597	970	1,614

Shareholders’ equity
Share capital and premium	150,353	118,559	135,243
Capital reserve in respect of share-based payment	11,163	10,523	10,939
Accumulated deficit	(151,894)	(119,528)	(135,610)
Total shareholders’ equity	9,622	9,554	10,572

Total liabilities and shareholders’ equity	22,039	25,622	26,990

7

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Revenues	483	1,475	2,720
Cost of revenues	(398)	(1,008)	(1,968)
Gross profit	85	467	752

Research and development expenses, net	(8,897)	(12,188)	(22,861)
Selling and marketing expenses	(2,406)	(1,449)	(3,787)
General and administrative expenses	(4,460)	(4,468)	(8,327)
Operating loss	(15,678)	(17,638)	(34,223)

Financing expenses	(1,242)	(800)	(1,219)
Financing income	636	685	1,607
Financing income (expenses), net	(606)	(115)	388

Loss for the period	(16,284)	(17,753)	(33,835)
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)

Basic and diluted loss per share	(0.21)	(0.64)	(1.08)
Weighted average of number of shares used to calculate the basic and diluted loss per share	79,171,297	27,839,012	31,380,359

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CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)
Adjustments required to present cash flows from operating activities (Appendix A)	(31)	(214)	(1,185)
Net cash used in operating activities	(16,315)	(17,967)	(35,020)

Cash flows from investment activity
Change in restricted deposits	(5)	(5)	-
Changes in short-term deposits	-	6,265	10,070
Purchase of property and equipment	(10)	(75)	(128)
Net cash provided by (used in) investment activity	(15)	6,185	9,942

Cash flows from financing activity
Net proceeds received from issuance of unit includes put options, promissory note and ADS as Commitment Shares in transaction of equity line granted	-	7,170	7,170
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	6,307	188	9,259
Repayment of first promissory note (principal and interest)	-	-	(754)
Net proceeds received from issuance of second promissory note	-	-	3,597
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	3,685
Repayment of principal in respect of lease liability	(117)	(234)	(467)
Net cash provided by financing activity	10,412	7,124	22,490

Change in balance of cash and cash equivalents	(5,918)	(4,658)	(2,588)

Exchange differences on cash and cash equivalents	108	191	460

Balance of cash and cash equivalents, beginning of period	17,112	19,240	19,240

Balance of cash and cash equivalents, end of period	11,302	14,773	17,112

9

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	47	41	98
Amortization of right for use asset	129	213	425
Interest expenses related to leasing liabilities	50	15	22
Share-based payment	388	478	978
Revaluation of derivative warrant liability	(217)	668	(877)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	494	14	526
Finance expenses incurred from partial exercise of Commitment Amount under equity line	696	-	531
Exchange differences on cash and cash equivalent	(108)	(191)	(470)
Changes in liability in respect of government grants	123	117	74
	1,602	1,355	1,307

Changes in asset and liability items
Decrease (increase) in other current assets	262	95	(493)
Increase in trade receivables	(56)	(763)	(1,008)
Increase in inventory	(1,226)	(1,425)	(2,508)
Increase (decrease) in trade payables	(608)	940	2,347
Increase in other current liabilities	(5)	(416)	(830)
	(1,633)	(1,569)	(2,492)

	(31)	(214)	(1,185)

Appendix B – Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	-	-	1,129
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,721	-	3,313

10